

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 16, 2008

Mr. Gregory S. Skinner
VP of Finance and CFO
Landec Corporation
3603 Haven Ave. Suite E
Menlo Park, CA 94025

RE: **Form 8-K Item 4.01 filed June 11, 2008**
Form 8-K/A Item 4.01 filed June 25, 2008
File #0-27446

Dear Mr. Skinner:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant